SEC MAIL PROCESSING SECTION
RECEIVED
FEB 25 2005
WASH, D.C.
213

05037393

SECURIT[illegible]ON

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ANNUAL AUDITED RE[illegible]RT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 65351

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/04** (MM/DD/YY) AND ENDING **12/31/04** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **CIM Securities, LLC**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

5299 DTC Boulevard, Suite 1150
(No. and Street)

Greenwood Village	**CO**	**80111**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Karen Steighner **(303) 795-0400**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Spicer Jeffries LLP
(Name – *if individual, state last, first, middle name*)

5251 S Quebec St, Suite 200	**Greenwood Village**	**CO**	**80111**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 15 2005
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Karen Steighner, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CIM Securities, LLC, as of December 31, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Isabella Chesley — Notary Public, State of Colorado

Signature

Financial & Operations Principal

Title

Isabella Chesley

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital. including reconciliation of X-17A-5 Part II filing with this Rule 17a-5(d) report, if applicable.)
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [x] (o) Independent Auditors' Report on Internal Accounting Control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CIM SECURITIES, LLC

REPORT PURSUANT TO RULE 17a-5(d)

YEAR ENDED DECEMBER 31, 2004

CIM SECURITIES, LLC

TABLE OF CONTENTS

	Page
Independent Auditors' Report	3
Statement of Financial Condition	4
Statement of Operations	5
Statement of Changes in Member's Equity	6
Statement of Cash Flows	7
Notes to Financial Statements	8 - 9
Supplementary Schedule:	
Computation of Net Capital Pursuant to Uniform Net Capital under Rule 15c3-1	10
Independent Auditors' Report on Internal Accounting Control Required by SEC Rule 17a-5	11 – 12

SPICER JEFFRIES LLP
CERTIFIED PUBLIC ACCOUNTANTS

5251 SOUTH QUEBEC STREET • SUITE 200
GREENWOOD VILLAGE, COLORADO 80111
TELEPHONE: (303) 753-1959
FAX: (303) 753-0338
www.spicerjeffries.com

INDEPENDENT AUDITORS' REPORT

The Member of
CIM Securities, LLC

We have audited the accompanying statement of financial condition of CIM Securities, LLC as of December 31, 2004, and the related statements of operations, changes in member's equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of CIM Securities, LLC as of December 31, 2004, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the financial statements taken as a whole. The information contained in the supplemental schedule listed in the accompanying index is presented for purposes of additional analysis and is not required for a fair presentation of the financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in our audit of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

Spicer Jeffries LLP

Greenwood Village, Colorado
February 19, 2005

CIM SECURITIES, LLC

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2004

ASSETS

Cash	$	100,423
Receivable from clearing broker		35,402
Prepaid expenses		17,122
Total assets	**$**	**152,947**

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES:		
Accounts payable and accrued expenses	$	4,119
Due to clearing broker		4,565
Total liabilities		8,684
MEMBER'S EQUITY (Note 2)		144,263
Total liabilities and member's equity	**$**	**152,947**

The accompanying notes are an integral part of this statement.

CIM SECURITIES, LLC

STATEMENT OF OPERATIONS
YEAR ENDED DECEMBER 31, 2004

REVENUE:	
Brokerage fees	$ 1,814,265
Other	8,480
Interest	158
Total revenue	1,822,903
EXPENSES:	
Commission reduction	216,860
Guaranteed payments to service members	108,024
General and administrative expenses	91,351
Salaries, benefits and payroll taxes	86,494
Travel and entertainment	69,348
Professional fees	53,421
Regulatory, compliance and registration fees	18,577
Advertising and marketing	20,234
Total expenses	664,309
NET INCOME	**$ 1,158,594**

The accompanying notes are an integral part of this statement.

CIM SECURITIES, LLC

STATEMENT OF CHANGES IN MEMBER'S EQUITY
YEAR ENDED DECEMBER 31, 2004

BALANCE, December 31, 2003	$ 327,776
Distributions	(1,342,107)
Net income	1,158,594
BALANCE, December 31, 2004	**$ 144,263**

The accompanying notes are an integral part of this statement.

CIM SECURITIES, LLC

STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2004

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net income	$ 1,158,594
Adjustments to reconcile net income to net cash provided by operating activities:	
Decrease in receivable from clearing broker	157,197
Increase in prepaid expenses	(16,097)
Increase in accounts payable	2,944
Decrease in due to clearing broker	(13,379)
Net cash provided by operating activities	1,289,259
CASH FLOWS FROM FINANCING ACTIVITIES:	
Distributions to member	(1,342,107)
NET DECREASE IN CASH	(52,848)
CASH, at beginning of year	153,271
CASH, at end of year	**$ 100,423**

The accompanying notes are an integral part of this statement.

NOTES TO FINANCIAL STATEMENTS

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and business

CIM Securities, LLC (the "Company") was formed on April 1, 2002, pursuant to the laws of the State of Colorado. The limited liability company is organized for the purpose of operating as a limited broker dealer and provides brokerage services for Choice Investment Management, LLC and related entities. CIM Securities, LLC is a wholly owned subsidiary of Choice Investment Management, LLC.

Basis of accounting

The Company presents its financial statements on the accrual basis of accounting in compliance with generally accepted accounting principles in the United States of America. The Company records securities transactions and related revenue and expenses on a settlement date basis. Revenues less related expenses on a trade date basis would not be materially different.

Agreement with clearing broker

The Company under rule 15c3-3(k)(2)(ii) is exempt from the reserve and possession or control requirements of rule 15c3-3 of the Securities and Exchange Commission. The Company does not carry or clear customer accounts. Accordingly, all customer transactions are executed and cleared on behalf of the Company by its clearing broker on a fully disclosed basis. The Company's agreement with its clearing broker provides that as clearing broker, that firm will make and keep such records of the transactions effected and cleared in the customer accounts as are customarily made and kept by a clearing broker pursuant to the requirements of rules 17a-3 and 17a-4 of the Securities and Exchange Act of 1934, as amended (the "Act"). It also performs all services customarily incident thereto, including the preparation and distribution of customers' confirmations and statements and maintenance margin requirements under the Act and the rules of the Self Regulatory Organizations of which the Company is a member.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income taxes

The Company is recognized as a limited liability company by the Internal Revenue Service. The Company's member is liable for federal and state income taxes on its taxable income.

NOTES TO FINANCIAL STATEMENTS
(Continued)

NOTE 2 - NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. At December 31, 2004, the Company had net capital and net capital requirements of $127,141 and $25,000, respectively. The Company's net capital ratio (aggregate indebtedness to net capital) was 0.07 to 1. According to Rule 15c3-1, the Company's net capital ratio shall not exceed 15 to 1.

NOTE 3 - RELATED PARTY TRANSACTIONS

Choice Investment Management, LLC, provides office facilities and administrative services for CIM Securities, LLC. All appropriate expenses attributable to CIM Securities, LLC have been properly recorded for the year ended December 31, 2004.

Pursuant to a clearance agreement with the Company and affiliated partnerships Adams Technology Fund, LLLP, Adams Select Fund, LP and Adams Market Neutral Fund, LLLP (collectively the "Partnerships"), the Company introduces all of the Partnership's securities transactions to a clearing broker on a fully disclosed basis. The Company received approximately $875,000 from the Partnerships as brokerage commissions for the year ended December 31, 2004.

NOTE 4 - FINANCIAL INSTRUMENTS, OFF-BALANCE SHEET RISK AND CONTINGENCIES

The Company is in business as a securities broker-dealer registered with the Securities and Exchange Commission and the National Association of Securities Dealers. In the normal course of business, the Company's affiliate's activities through its clearing broker involve the execution, settlement and financing of various securities transactions. These activities may expose the Company to off-balance sheet risk. In the event the affiliate fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices in order to fulfill the affiliate's obligations.

The Company bears the risk of financial failure by its clearing broker. If the clearing broker should cease doing business, the Company's receivable from this clearing broker could be subject to forfeiture.

The Company's financial instruments, including cash and cash equivalents, receivables, prepaid expenses, payables and other liabilities are carried at amounts that approximate fair value due to the short-term nature of those instruments.

SUPPLEMENTARY INFORMATION

CIM SECURITIES, LLC

COMPUTATION OF NET CAPITAL
PURSUANT TO UNIFORM CAPITAL RULE 15c3-1
DECEMBER 31, 2004

CREDIT:		
Member's equity	$	144,263
DEBITS:		
Nonallowable assets		
Prepaid expenses		17,122
NET CAPITAL		127,141
Minimum requirements of 6-2/3% of aggregate indebtedness of $8,684 or $25,000, whichever is greater		25,000
Excess net capital	**$**	**102,141**
AGGREGATE INDEBTEDNESS:		
Accounts Payable and accrued expenses	$	4,119
Commissions payable		4,565
TOTAL AGGREGATE INDEBTEDNESS	**$**	**8,684**
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL		**0.07 to 1**

NOTE: There are no material differences between the above computation of net capital and the corresponding computation as submitted by the Company with the unaudited Form X-17A-5 as of December 31, 2004.

See Independent Auditors' Report.

SPICER JEFFRIES LLP
CERTIFIED PUBLIC ACCOUNTANTS

5251 SOUTH QUEBEC STREET • SUITE 200
GREENWOOD VILLAGE, COLORADO 80111
TELEPHONE: (303) 753-1959
FAX: (303) 753-0338
www.spicerjeffries.com

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

The Member of
CIM Securities, LLC

In planning and performing our audit of the financial statements and supplementary information of CIM Securities, LLC for the year ended December 31, 2004, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by CIM Securities, LLC that we considered relevant to the objectives stated in Rule 17a-5(g), (i) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of Rule 15c3-3; and (ii) for safeguarding the occasional receipt of securities and cash until promptly transmitted to the Company's clearing brokers. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or complying with the requirements for prompt payment for securities under section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. This report recognizes that it is not practicable in an organization the size of CIM Securities, LLC to achieve all the divisions of duties and cross-checks generally included in a system of internal accounting control and that alternatively greater reliance must be placed on surveillance by management.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004, to meet the SEC's objectives.

In addition, our review indicated that CIM Securities, LLC was in compliance with the conditions of exemption from Rule 15c3-3 pursuant to paragraph k(2)(ii) as of December 31, 2004, and no facts came to our attention to indicate that such conditions had not been complied with during the year.

This report is intended solely for the use of management, the Securities and Exchange Commission, the New York Stock Exchange, Inc. and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Spicer Jeffries LLP

Greenwood Village, Colorado
February 19, 2005